Filed Pursuant to Rule 433 Registration No. 333-133852

Accelerated Return NotesSM (ARNs®)

to be issued by Bank of America Corporation

Accelerated Return NotesSM (ARNs®) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that offer investors the opportunity to earn a multiple of the upside potential of an underlying asset, up to a specific cap, while bearing one-for-one downside exposure in most cases.

This fact sheet is intended to provide an overview of ARNs and does not provide the terms of any specific series of ARNs. Prior to any decision to invest in a specific series of ARNs issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of ARNs as well as the risks, tax treatment, and other relevant information about such a series of ARNs. Additionally, investors should consult their accounting, legal, or tax advisors before investing in ARNs.

COMMON FEATURES

¡	Linked to the performance of a wide range of underlying assets
¡	May be structured to express a bullish or bearish view
¡

Enhanced (typically 300% for bullish ARNs and 500% for bearish ARNs) participation in any positive return (or negative return in the case of bearish ARNs) generated by the underlying asset up to a specified cap

¡	Terms of approximately 9 to 24 months
¡	No principal protection
¡	No periodic interest payments
¡	Usually issued at an original offering price of $10 per unit
¡	May be listed on a U.S. exchange

RATIONALE

When the market environment is expected to be moderately positive in the near term, investors may want to consider ARNs (or, bearish ARNs in a moderately negative market environment). ARNs are designed for investors who are willing to forgo interest payments over the term of the ARNs in exchange for the possibility of an enhanced return over the performance of the underlying asset, up to a specified cap. Investors must be able to tolerate downside risks.

ADVANTAGES

¡     Opportunity for enhanced return: ARNs offer enhanced return potential over the underlying asset. ARNs typically allow investors to earn a multiple of any positive return generated by the underlying asset (or negative return in the case of bearish ARNs), up to a stated cap. ARNs generally bear one-for-one downside risk when compared to a direct investment in the asset.

¡     Complement to a long-term strategy: ARNs have maturities typically ranging from 9 to 24 months. As a result, they can be integrated into an investor’s overall investment strategy without tying up assets for longer than the term of the ARNs. If investors want to sell the ARNs prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for the ARNs in secondary market transactions may be higher or lower than the original purchase price.

¡     Choose from a variety of strategies: ARNs provide investors with exposure to a range of individual underlying assets or baskets of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.

¡     Diversification: Because ARNs can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on ARNs is BAC.

¡ Access to alternative markets: ARNs may provide access to an asset or group of assets not readily available to individual investors through traditional investment strategies.

RISK FACTORS

Factors to consider before investing in ARNs include:

¡	The investment may result in a loss.
¡	The return may be lower than the return on other BAC debt securities of comparable maturity.
¡	The return on ARNs is limited and will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.
¡

A trading market for ARNs is not expected to develop and, if trading does develop, the secondary market price investors may receive or be quoted for ARNs on a date prior to the maturity date of ARNs will be affected by this and other important factors, including the costs of developing, hedging, and distributing ARNs. The price paid for ARNs in secondary market transactions may be higher or lower than the original purchase price.

¡	Many factors will affect the trading value of ARNs; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.
¡	Purchases or sales of the underlying asset components or securities based on the underlying asset by BAC and its affiliates may affect the return.
¡	Potential conflicts of interest between BAC and investors in ARNs could arise.
¡	Tax consequences of investments in ARNs are uncertain.

ARNs are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. ARNs are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. ARNs will rank equally with BAC’s other senior unsecured debt and any payment due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC.

ARNs are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
CATEGORY: KEY FEATURE:

Principal Protection Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Accelerated Return Notes may be right for you.

IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www. sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Accelerated Return NotesSM is a service mark of Merrill Lynch & Co., Inc.

ARNs® is a registered service mark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co., Inc. is a subsidiary of BAC.

© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.

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